SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 6)*

                        Continental Airlines, Inc.
                             (Name of Issuer)

               Class A Common Stock and Class B Common Stock
                      (Title of Class of Securities)

                          210795209 and 210795308
                              (CUSIP Number)

                             James J. O'Brien
                        201 Main Street, Suite 2420
                         Fort Worth, Texas  76102
                              (817) 871-4000
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                               May 27, 1997
          (Date of Event Which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 8,535,868 and 876,818 of Class A and Class B shares, respectively, which constitutes approximately 69.3% and 1.8%, respectively, of the total number of Class A and Class B shares outstanding. The foregoing ownership percentages set forth herein assume that there are 11,628,998 and 49,001,814 shares of the Class A and Class B Common Stock, respectively, outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. The number of outstanding shares of the Class A and Class B Common Stock as reported in the Issuer's most recent quarterly report was 8,589,530 and 48,992,814, respectively.

1.   Name of Reporting Person:

     Air Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/
3.   SEC Use Only

4.   Source of Funds:  OO-Partnership Contributions

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                           / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power:
                         Class A - 5,480,000 (1)
Number of
Shares
Beneficially             8.   Shared Voting Power: -0-
Owned By
Each                9.   Sole Dispositive Power:
Reporting                Class A - 5,480,000 (1)
Person With
                    10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 8,519,468 (2)
                    Class B - 0

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                       /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 73.3% (2)(3)
                    Class B - 0%

14.  Type of Reporting Person: PN

------------
(1) Power is exercised through its two general partners, 1992 Air GP and Air II General, Inc. Additionally, the voting and dispositive power may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(2) Includes 3,039,468 shares of Class A Common Stock that may be acquired upon the exercise of warrants.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,628,998 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.   Name of Reporting Person:

     1992 Air GP

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/
3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power: -0-

Number of           8.   Shared Voting Power:
Shares                        Class A - 5,480,000 (1)(2)
Beneficially
Owned By
Each                9.   Sole Dispositive Power: -0-
Reporting
Person With

                    10.  Shared Dispositive Power:
                         Class A - 5,480,000 (1)(2)


11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 8,519,468 (2)(3)
                    Class B - 0

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 73.3% (3)(4)
                    Class B - 0%

14.  Type of Reporting Person: PN

-------------
(1) Power is exercised through its majority general partner, 1992 Air, Inc.
(2) Solely in its capacity as one of two general partners of Air Partners, L.P. The voting and dispositive power may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in
     Item 6 hereof.
(3) Includes 3,039,468 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,628,998 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.   Name of Reporting Person:

     Air II General, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power:  -0-

Number of           8.   Shared Voting Power:
Shares                        Class A - 5,480,000 (1)(2)
Beneficially
Owned By
Each                9.   Sole Dispositive Power: -0-
Reporting
Person With              10.  Shared Dispositive Power:
                         Class A - 5,480,000 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 8,519,468 (2)(3)
                    Class B - 0

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 73.3% (3)(4)
                    Class B - 0%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its controlling shareholder, David
     Bonderman.
(2) Solely in its capacity as one of two general partners of Air Partners, L.P. The voting and dispositive power may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in
     Item 6 hereof.
(3) Includes 3,039,468 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,628,998 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.   Name of Reporting Person:

     1992 Air, Inc.

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power: -0-

Number of           8.   Shared Voting Power:
Shares                        Class A - 5,480,000 (1)(2)
Beneficially
Owned By
Each                9.   Sole Dispositive Power: -0-
Reporting
Person With
                    10.  Shared Dispositive Power:
                         Class A - 5,480,000 (1)(2)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 8,519,468 (2)(3)
                    Class B - 0

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 73.3% (3)(4)
                    Class B - 0%

14.  Type of Reporting Person: CO

------------
(1)  Power is exercised through its controlling shareholder, David
     Bonderman.
(2) Solely in its capacity as the majority general partner of 1992 Air GP. The voting and dispositive power with respect to the shares of Class A Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in
     Item 6 hereof.
(3) Includes 3,039,468 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,628,998 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.

1.   Name of Reporting Person:

     David Bonderman

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6. Citizenship or Place of Organization: David Bonderman is a citizen of the United States of America.

                    7.   Sole Voting Power:
                         Class A - 16,400 (1)
                         Class B - 867,816 (2)

Number of           8.   Shared Voting Power:
Shares                        Class A - 5,480,000 (3)
Beneficially                  Class B - 0
Owned By
Each                9.   Sole Dispositive Power:
Reporting                Class A - 16,400(1)
Person With                   Class B - 867,816 (2)

                    10.  Shared Dispositive Power:
                         Class A - 5,480,000 (3)
                         Class B - 0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 8,535,868 (1)(3)(4)
                    Class B - 876,816 (2)(7)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 73.4% (4)(5)
                    Class B - 1.8% (2)(6)(7)

14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as general partner of the Bonderman Family Limited Partnership with respect to 16,400 shares.
(2) Solely in his capacity as general partner of the Bonderman Family Limited Partnership with respect to 682,448 shares.
(3) Solely in his capacities as the controlling shareholder of each of Air II General, Inc. and 1992 Air, Inc. with respect to 5,480,000 shares Class A Common Stock held by Air Partners, L.P. The voting and dispositive power with respect to the shares of Class A Common Stock held by Air Partners, L.P. may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners, L.P. as further described in Item 6 hereof.
(4) Includes 3,039,468 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P.
(5) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 11,628,998 shares of Class A Common Stock outstanding which includes the warrants to purchase shares of Class A Common Stock held by Air Partners, L.P. but does not include warrants held by any other persons.
(6) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 49,001,814 shares of Class B Common Stock outstanding which includes the director options held by Mr. Bonderman.
(7) Includes 9,000 shares of Class B Common Stock that may be acquired by Mr. Bonderman upon the exercise of outside director stock options.

1.   Name of Reporting Person:

     Bonderman Family Limited Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  WC

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power:
                         Class A - 16,400 (1)
                         Class B - 682,448 (1)

Number of           8.   Shared Voting Power:
Shares                        Class A - 92,645 (2)
Beneficially                  Class B - 0
Owned By
Each                9.   Sole Dispositive Power:
Reporting                Class A - 16,400 (1)
Person With                   Class B - 682,448 (1)

                    10.  Shared Dispositive Power:
                         Class A - 92,645 (2)
                         Class B - 0

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 160,430 (2)(3)
                    Class B - 682,448

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 1.9% (3)(4)
                    Class B - 1.4% (5)

14.  Type of Reporting Person: PN

------------
(1)  Power is exercised through its general partner, David Bonderman.
(2) Bonderman Family Limited Partnership also holds a limited partnership interest in Air Partners, L.P. On the basis of certain provisions of the Partnership Agreement, Bonderman Family Limited Partnership may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by Air Partners, L.P. that are attributable to such limited partnership interest. Pursuant to Rule 13d-4 under the Act, Bonderman Family Limited Partnership disclaims beneficial ownership of all such shares.
(3) Includes 51,385 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bonderman Family Limited Partnership.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 8,640,915 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to the Bonderman Family Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.
(5)  Percentage is based on 48,992,814 outstanding shares of Class B
     Common Stock.

1.   Name of Reporting Person:

     Bondo Air Limited Partnership

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6.   Citizenship or Place of Organization: Texas

                    7.   Sole Voting Power: -0-
Number of
Shares                   8.   Shared Voting Power:
Beneficially                  Class A - 926,460 (1)
Owned By
Each
Reporting           9.   Sole Dispositive Power: -0-
Person With
                    10.  Shared Dispositive Power:
                         Class A - 926,460 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 1,440,319 (1)(2)
                    Class B - 0

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /X/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 15.8% (2)(3)
                    Class B - 0%

14.  Type of Reporting Person: PN

-----------
(1)  Solely in its capacity as a limited partner of Air Partners, L.P.
     On the basis of certain provisions of the Partnership Agreement, Bondo Air Limited Partnership ("Bondo Air") may be deemed to beneficially own the shares of Class A Common Stock beneficially owned by Air Partners, L.P. that are attributable to such limited partnership interests. Pursuant to Rule 13d-4 under the Act, Bondo Air disclaims beneficial ownership of all such shares.
(2) Includes 513,859 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 9,103,389 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to the limited partnership interest held by Bondo Air pursuant to the Partnership Agreement but does not include warrants held by any other persons.

1.   Name of Reporting Person:

     Alfredo Brener

2.   Check the Appropriate Box if a Member of a Group:
                                                       (a) / /

                                                       (b) /X/

3.   SEC Use Only

4.   Source of Funds:  Not Applicable

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(d) or 2(e):                                / /

6. Citizenship or Place of Organization: Alfredo Brener is a citizen of Mexico.

                    7.   Sole Voting Power: -0-

Number of
Shares                   8.   Shared Voting Power:
Beneficially                  Class A - 912,563 (1)
Owned By
Each
Reporting           9.   Sole Dispositive Power: -0-
Person With

                    10.  Shared Dispositive Power:
                         Class A - 912,563 (1)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

                    Class A - 1,418,714 (1)(2)
                    Class B - 0

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain
     Shares:
                                                            /x/ See Item 2.

13.  Percent of Class Represented by Amount in Row (11):

                    Class A - 15.6% (2)(3)
                    Class B - 0%


14.  Type of Reporting Person: IN

------------
(1) Because Alfredo Brener, through a limited partnership whose corporate general partner he controls, owns warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air, Alfredo Brener may be deemed to beneficially own 98.5% of the shares of Class A Common Stock beneficially owned by Bondo Air or that may be deemed to be beneficially owned by Bondo Air that are attributable to Bondo Air's limited partnership interest in Air Partners. Pursuant to Rule 13d-4 under the Act, Mr. Brener disclaims beneficial ownership of all such shares.
(2) Includes 506,151 shares of Class A Common Stock that may be acquired upon the exercise of warrants held by Air Partners, L.P. and attributable to 98.5% of the limited partnership interest in Air Partners, L.P. held by Bondo Air.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 9,095,681 shares of Class A Common Stock outstanding which includes the warrants to purchase Class A Common Stock held by Air Partners, L.P. and attributable to Bondo Air Limited Partnership pursuant to the Partnership Agreement but does not include warrants held by any other persons.

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated August 8, 1995, as amended by Amendment No. 1 dated August 11, 1995, Amendment No. 2 dated April 3, 1996, Amendment No. 3 dated April 26, 1996, Amendment No. 4 dated May 13, 1996 and Amendment No. 5 dated December 6, 1996 (the "Schedule 13D"), relating to the shares of Class A Common Stock, par value $.01 per share ("Class A Stock"), and Class B Common Stock, par value $.01 per share ("Class B Stock"), of Continental Airlines, Inc. (the "Issuer"). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

     No material change.

ITEM 2.   IDENTITY AND BACKGROUND.

     No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No material change.

ITEM 4.   PURPOSE OF TRANSACTION.

     No material change.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

     Paragraphs (a)-(c) of Item 5 are hereby amended and restated in their entireties as follows:

     (a)

     AIR PARTNERS

     The aggregate number of shares of the Class A Stock that Air Partners owns beneficially, pursuant to Rule 13d-3 under the Act, is 8,519,468, which constitutes approximately 73.3% of the 11,628,998 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     1992 AIR GP

     Because of its position as one of two general partners of Air
Partners, 1992 Air GP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,519,468 shares of the Class A Stock, which constitutes approximately 73.3% of the 11,628,998 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     AIR II

     Because of its position as one of two general partners of Air
Partners, Air II may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,519,468 shares of the Class A Stock, which constitutes approximately 73.3% of the 11,628,998 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     AIR, INC.

     Because of its position as one of two general partners of 1992 Air
GP, Air, Inc., may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 8,519,468 shares of the Class A Stock, which constitutes approximately 73.3% of the 11,628,998 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     BONDERMAN

     Because of his position as the controlling shareholder of each of Air
II and Air, Inc., and as the general partner of Bonderman Family, and because he holds director stock options to acquire 9,000 shares of the Class B Stock, and because of his direct ownership of 185,368 shares of the Class B Stock, Bonderman may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of (i) 8,535,868 shares of the Class A Stock, which constitutes approximately 73.4% of the 11,628,998 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act, and (ii) an aggregate 876,816 shares of the Class B Stock, which constitutes approximately 1.8% of the 49,001,814 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.

     BONDERMAN FAMILY

     The aggregate number of shares of the Class A Stock that Bonderman
Family owns, or may be deemed to own, beneficially, pursuant to Rule 13d-3 under the Act, is 160,430, 16,400 shares of which Bonderman Family owns directly and 144,030 shares of which Bonderman Family may be deemed to own beneficially because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement. In the aggregate, such shares of Class A Stock constitute approximately 1.9% of the 8,640,915 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. The aggregate number of shares of the Class B Stock that Bonderman Family owns, beneficially, pursuant to Rule 13d-3 under the Act, is 682,448 which constitutes approximately 1.4% of the 48,992,814 shares of such stock outstanding. Pursuant to Rule 13d-4 under the Act, Bonderman Family disclaims beneficial ownership of all such shares attributable to Bonderman Family's limited partnership interest in Air Partners.

     BONDO AIR

     Because of its position as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bondo Air may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially 1,440,319 shares of the Class A Stock, which constitutes approximately 15.8% of the 9,103,389 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Pursuant to Rule 13d-4 under the Act, Bondo Air disclaims beneficial ownership of all such shares attributable to Bondo Air's limited partnership interest in Air Partners.

     BRENER

     Because of his ownership, through a limited partnership whose corporate general partner he controls, of warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air and the Partnership Agreement, Brener may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owner of 1,418,714 shares of the Class A Stock, which constitutes approximately 15.6% of the 9,095,681 shares of such stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Pursuant to Rule 13d-4 under the Act, Brener disclaims beneficial ownership of all such shares attributable to Bondo Air's limited partnership interest in Air Partners.

     To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in response to Item 2(a) herein is the beneficial owner of any shares of the Class A Stock or the Class B Stock.

     (b)

     AIR PARTNERS

     Acting through its two general partners, Air Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 5,480,000 shares of the Class A Stock. Additionally, the voting and dispositive power with respect to such shares of Class A Common Stock held by Air Partners may, under certain circumstances, be deemed to be shared with, or may be exercised by, the limited partners of Air Partners as further described in Item 6 hereof.

     1992 AIR GP

     In its capacity as one of two general partners of Air Partners, and acting through its majority general partner, 1992 Air GP has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,480,000 shares of the Class A Stock.

     AIR II

     In its capacity as one of two general partners of Air Partners, and acting through its controlling shareholder, Air II has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,480,000 shares of the Class A Stock.

     AIR, INC.

     In its capacity as the majority general partner of 1992 Air GP, and acting through its controlling shareholder, Air, Inc. has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,480,000 shares of the Class A Stock.

     BONDERMAN

     In his capacity as the controlling shareholder of each of Air II and Air, Inc., Bonderman has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 5,480,000 shares of the Class A Stock. In his capacity as sole general partner of Bonderman Family, Bonderman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,400 shares of the Class A Stock and 682,448 shares of the Class B Stock. Bonderman has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 185,368 shares of Class B Stock. Additionally, because of Bonderman's ownership of direct and indirect limited partnership interests in Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bonderman may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of shares of Class A Stock beneficially owned by Air Partners attributable to such limited partnership interests in Air Partners.

     BONDERMAN FAMILY

     Acting through its sole general partner, Bonderman Family has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 16,400 shares of the Class A Stock and 682,448 shares of the Class B Stock. Additionally, because of its ownership of a limited partnership interest in Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bonderman Family may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 92,645 shares of Class A Stock.

     BONDO AIR

     In its capacity as a limited partner of Air Partners, and on the basis of certain provisions of the Partnership Agreement, Bondo Air may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 926,460 shares of the Class A Stock attributable to Bondo Air's limited partnership interest in Air Partners.

     BRENER

     Because of his ownership, through a limited partnership whose corporate general partner he controls, of warrants to purchase a 98.5% limited partnership interest in Bondo Air, and on the basis of certain provisions of the limited partnership agreement of Bondo Air and the Partnership Agreement, Brener may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 912,563 shares of the Class A Stock attributable to Bondo Air's limited partnership interest in Air Partners.

     (c) On May 27, 1997, Air Partners entered into a Warrant Purchase Agreement with the Issuer pursuant to which the Issuer agreed to purchase from Air Partners warrants to purchase 3,842,542 shares of the Class B Stock for an aggregate purchase price of $94,210,992. The purchase price represents the intrinsic value of the warrants (the difference between the closing market price of the Class B Stock on May 27, 1997, and the applicable exercise price). Air Partners sold to the Issuer 2,314,687 warrants exercisable for $7.50 per share and 1,527,855 warrants exercisable for $15.00 per share.
Based on the closing price for the Class B Stock of $35.00 per share on May 27, 1997, the per share price of the warrants was $27.50 per share for the $7.50 warrants and $20.00 per share for the $15.00 warrants. The transaction closed on June 2, 1997.

     The description set forth herein of the Warrant Purchase Agreement is qualified in its entirety by reference to such agreement, which is being filed as an exhibit to this Schedule 13D and is hereby incorporated herein by reference.

     On June 2, 1997, Air Partners distributed its remaining warrants to purchase 308,343 shares of Class B Stock to one of its limited partners.

     On June 6, 1997, Air Inc. sold 127,304 shares of the Class B Stock in an open market transaction on the New York Stock Exchange at a price of $35.38 per share.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Class A Stock or Class B Stock since the most recent filing on Schedule 13D.

     (d)  No material change.

     Paragraph (e) is hereby amended and restated as follows:

     (e) On May 27, 1997, the Reporting Persons ceased to be the beneficial owners of more than five percent of the outstanding shares of Class B Stock.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby partially amended by adding at the end thereof, the following:

     As described in Item 5(c) herein, Air Partners and the Issuer entered into a Warrant Purchase Agreement dated May 27, 1997, a copy of which is being filed herewith as an exhibit to this Schedule 13D.

     The Limited Partnership Agreement of Air partners, as amended by the first amendment thereto (previously filed herewith as Exhibit 99.2), has been further amended by the Second Amendment to the Amended and Restated Limited Partnership Agreement effective as of August 7, 1995 (the "Second Amendment") and the Third Amendment to the Amended and Restated Limited Partnership Agreement effective as of May 22, 1997 (the "Third Amendment"). The descriptions set forth in this Item 6 of the Second and Third Amendments do not purport to be complete and are qualified in their entireties by reference to such Amendments, copies of which are being filed as Exhibit 99.3.

     Second Amendment.  As previously described in Item 5(c) of Amendment
No. 1 to this Schedule 13D filed August 11, 1995, Air Partners purchased from Air Canada certain Anti-Dilution Rights under Article Seventh of the Issuer's Certificate of Incorporation covering an aggregate of 324,453 shares of the Class B Stock, which rights were exercised August 10, 1995 as disclosed in such Amendment No. 1. The Second Amendment provided for the contribution of funds by the Partners of Air Partners to fund such purchase and the attribution of ownership of such shares of Class B Stock purchased on August 11, 1995.

     Third Amendment. The Third Amendment was executed in connection with the sale reported herein of warrants to purchase shares of Class B Stock to the Issuer. Pursuant to the Third Amendment, one limited partner elected to receive a distribution of warrants to purchase shares of Class B Stock in lieu of a cash distribution. In addition, certain sums owed to the General Partner under Section 4.09(e)(iv) of the Partnership Agreement will be paid, pursuant to the Third Amendment, in the form of a distribution of shares of Class A Stock or the designation of shares of Class A Stock as Retained Shares of the General Partner (as defined in the Partnership Agreement), as elected by the General Partner.

     Except as disclosed in this Schedule 13D (including the original
Schedule 13D filing, as amended), the Reporting Persons know of no contracts, arrangements, understandings or relationships between or among themselves, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 4.1 Subscription and Stockholders' Agreement, dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, previously filed.

Exhibit 4.2 Warrant Agreement, dated as of April 27, 1993, by and between the Issuer and the Warrant Agent as defined therein, previously filed.

Exhibit 4.3 Registration Rights Agreement dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, previously filed.

Exhibit 4.4 Form of Lock Up Agreement between Air Partners and Goldman Sachs International, previously filed.

Exhibit 4.5 Form of Lock Up Agreement between each Partner of Air Partners and the Issuer, previously filed.

Exhibit 4.6 Form of Assignment of Registration Rights by Air Partners in favor of each Partner of Air Partners, previously filed.

Exhibit 4.7 Amendment to Subscription and Stockholders' Agreement, dated as of April 19, 1996, among Air Partners, Air Canada and the
          Issuer, previously filed.

Exhibit 4.8 Amended and Restated Registration Rights Agreement, dated as of April 19, 1996 among the Issuer, Air Partners, and Air Canada, previously filed.

Exhibit 4.9 Warrant Purchase Agreement, dated as of May 2, 1996, by and between the Issuer and Air Partners, previously filed.

Exhibit 4.10 Warrant Purchase Agreement, dated as of May 27, 1997, by and between the Issuer and Air Partners filed herewith.

Exhibit 24.1 Power of Attorney dated August 7, 1995 by Alfredo Brener, previously filed.

Exhibit 99.1   Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

Exhibit 99.2 Amended and Restated Limited Partnership Agreement of Air Partners, L. P., together with the first amendment thereto, previously filed.

Exhibit 99.3 Second and Third Amendments to the Amended and Restated Limited Partnership Agreement of Air Partners, L.P., filed herewith.

 After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

 Dated: June 6, 1997


                          AIR PARTNERS, L.P.

                          By:  1992 AIR GP,
                               General Partner

                               By:  1992 AIR, INC.,
                                    General Partner


                                    By:/s/James J. O'Brien
                                          James J. O'Brien,
                                          Vice President

                          1992 AIR GP

                          By:  1992 AIR, INC.,
                               General Partner


                               By:/s/James J. O'Brien
                                     James J. O'Brien,
                                     Vice President

                          AIR II GENERAL, INC.

                          By:/s/James J. O'Brien
                                James J. O'Brien,
                                Vice President

                          1992 AIR, INC.

                          By:/s/James J. O'Brien
                                James J. O'Brien,
                                Vice President

                          /s/James J. O'Brien
                          James J. O'Brien,
                          Attorney-in-Fact for each of:
                          DAVID BONDERMAN (1)
                          ALFREDO BRENER (2)

                          BONDERMAN FAMILY LIMITED PARTNERSHIP

                          By:  David Bonderman, general partner


                          By:/s/James J. O'Brien,
                          Attorney-in-Fact for DAVID BONDERMAN(1)



                          BONDO AIR LIMITED PARTNERSHIP

                          By:  1992 AIR, INC.,
                               General Partner

                               By:/s/James J. O'Brien
                                    James J. O'Brien,
                                    Vice President


(1) A Power of Attorney authorizing James J. O'Brien to act on behalf of David Bonderman was previously filed with the Commission.

(2) A Power of Attorney authorizing James J. O'Brien to act on behalf of Alfredo Brener was previously filed with the Commission.

                               EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION

   4.1 Subscription and Stockholders' Agreement, dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, previously filed.

   4.2 Warrant Agreement, dated as of April 27, 1993, by and between the Issuer and the Warrant Agent as defined therein, previously filed.

   4.3 Registration Rights Agreement dated as of April 27, 1993, among Air Partners, Air Canada and the Issuer, previously filed.

   4.4 Form of Lock Up Agreement between Air Partners and Goldman Sachs International, previously filed.

   4.5 Form of Lock Up Agreement between each Partner of Air Partners and the Issuer, previously filed.

   4.6 Form of Assignment of Registration Rights by Air Partners in favor of each Partner of Air Partners, previously filed.

   4.7 Amendment to Subscription and Stockholders' Agreement, dated as of April 19, 1996, among Air Partners, Air Canada and the Issuer, previously filed.

   4.8 Amended and Restated Registration Rights Agreement, dated as of April 19, 1996 among the Issuer, Air Partners, and Air Canada, previously filed.

   4.9 Warrant Purchase Agreement, dated as of May 2, 1996, by and between the Issuer and Air Partners, previously filed.

   4.10 Warrant Purchase Agreement, dated as of May 27, 1997, by and between the Issuer and Air Partners filed herewith.

  24.1 Power of Attorney dated August 7, 1995 by Alfredo Brener, previously filed.

  99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

  99.2 Amended and Restated Limited Partnership Agreement of Air Partners, L. P., together with the first amendment thereto, previously filed.

  99.3 Second and Third Amendments to the Amended and Restated Limited Partnership Agreement of Air Partners, L.P., filed herewith.